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SUPPL

File No. 82-5151

July 24, 2002

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release *"Telefónica Data Brasil Holding S.A. Announces an Abstract of the Preliminary First Half Year 2002 Results"* dated July 24, 2002.

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Charles Allen

Jlw 7/29

TELEFONICA DATA BRASIL HOLDING S.A.

Announces an Abstract of the Preliminary First Half Year 2002 Results

São Paulo, Brazil, July 24, 2002.

For more information, contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil.
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) announces today the following preliminary unaudited information:

In June, 2002, among the data transmission operations held by the Telefónica Group in Latin America, the increase of the revenues in Brazil is noteworthy. The said revenues reached 85 million euros, 56% higher in comparison to the same period last year (77% in local currency). Meanwhile, the EBITDA margin increased by 11 p.p. reaching 9% in the first six months of the year 2002 or 3 p.p. higher than in the first quarter 2002. This evolution is mainly due to the growth in the data transmission services and internet.

"Press Release" with the consolidated unaudited financials will be filed in the near future.